UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

AMERCO

(Name of Issuer)

Common Stock, $0.25 par value per share

(Title of Class of Securities)

023586100

(CUSIP Number)

Laurence J. DeRespino

2727 North Central Avenue

Phoenix, Arizona 85004

(602) 263-6645

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 29, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d‑1(f) or 13d‑1(g), check the following box.   [ ]

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d‑7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other revisions of the Act (however, see the Notes).

A group consisting of Edward J. Shoen, Mark V. Shoen, James P. Shoen, Rosemarie T. Donovan, as Trustee, and Southwest Fiduciary, Inc., as Trustee, each individually and/or on behalf of various entities as applicable,  filed a Schedule 13D with the Securities and Exchange Commission (the “Commission”) on July 13, 2006 (the “Original Schedule 13D”). The Original Schedule 13D was amended by Amendment No. 1, as filed with the Commission on March 9, 2007 and amended by Amendment No. 2, as filed with the Commission on June 26, 2009. This Amendment No. 3, pursuant to Rule 13d-2 under the Act, amends and supplements the cover pages and other information in the Original Schedule 13D, as amended.  Capitalized terms used in this Amendment No. 3 and not otherwise defined shall have the meaning ascribed to such terms in the Original Schedule 13D, as amended.

CUSIP No. 023586100	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Edward J. Shoen I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (See Instructions) (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 10,897,311 shares
	9	SOLE DISPOSITIVE POWER 3,458,373 shares(1)
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,897,311 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN, OO

(1)  See Item 5 below.

CUSIP No. 023586100	13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Mark V. Shoen I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (See Instructions) (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 10,897,311 shares
	9	SOLE DISPOSITIVE POWER 3,813,561 shares (2)
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,897,311 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN, OO, CO

(2)See Item 5 below.

CUSIP No. 023586100	13D	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSONS James P. Shoen I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (See Instructions) (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 10,897,311 shares
	9	SOLE DISPOSITIVE POWER 1,866,654 shares (3)
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,897,311 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN, PN

(3)See Item 5 below.

CUSIP No. 023586100	13D	Page 5 of 6 Pages

1	NAMES OF REPORTING PERSONS Rosemarie T. Donovan, as Trustee of the Shoen Irrevocable Trusts dated November 2, 1998 I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (See Instructions) (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 10,897,311 shares
	9	SOLE DISPOSITIVE POWER 334,250 shares (4)
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,897,311 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

(4)Ms. Rosemarie T. Donovan is trustee for seven separate irrevocable trusts, each dated November 2, 1998.

CUSIP No. 023586100	13D	Page 6 of 6 Pages

1	NAMES OF REPORTING PERSONS David Holmes, as Trustee of the Irrevocable “C” Trusts dated December 20, 1982 I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (See Instructions) (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 10,897,311 shares
	9	SOLE DISPOSITIVE POWER 1,424,473 shares (5)
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,897,311 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

(5)David Holmes, as successor to Dunham Trust Company, is the Trustee for three separate irrevocable “C” trusts, each dated December 20, 1982, with Edward J. Shoen, Mark V. Shoen and James P. Shoen as grantors, respectively.

Item 1. Security and Issuer.

This Amendment No. 3 to Schedule 13D (the “Statement”) relates to the Common Stock, par value $0.25 per share (the “Common Stock”) of AMERCO, a Nevada corporation (the “Company”), whose principal executive offices are located at 1325 Airmotive Way, Suite 100, Reno, Nevada, 89502.

Item 2. Identity and Background.

The name, address, background information and citizenship status of and for each person filing this Statement (collectively, the “Reporting Persons”) is as follows:

Edward J. Shoen has served as a Director and Chairman of the Board of the Company since 1986, as President since 1987, as a Director of U-Haul International, Inc. (“U-Haul”) since 1990.  Edward Shoen has been associated with the Company since 1971, and has an address of 2727 North Central Avenue, Phoenix, Arizona 85004.  Edward Shoen is a United States citizen.

Mark V. Shoen served as a Director of the Company from 1990 until 1997.  He served as a Director of U-Haul from 1990 until 1997 and has served as President of the Company’s Phoenix Operations and Vice President of U-Haul Business Consultants, a subsidiary of the Company.  Mark Shoen retired from the Company in June 2012 and has an address of 2727 N. Central Avenue, Phoenix, Arizona 85004.  Mark Shoen is a United States citizen.

James P. Shoen has served as a Director of the Company since 1986 and was a Vice President of the Company from 1989 to 2000.  James Shoen has been associated with the Company since 1976.  He served from 1990 to 2000 as Executive Vice President of U-Haul.  He is currently Vice President of U-Haul Business Consultants, a subsidiary of the Company and has an address of 1325 Airmotive Way, Suite 100, Reno, Nevada 89502.  James Shoen is a United States citizen.

Rosemarie T. Donovan serves as Trustee for various separate Shoen Irrevocable Trusts, each dated November 2, 1998.  Her address is 6015 South Virginia Street, E#473, Reno, Nevada 89502.  Ms. Donovan is a United States citizen.

David Holmes serves as Trustee of the three separate Irrevocable “C” Trusts, each dated December 20, 1982, with Edward J. Shoen, Mark V. Shoen and James P. Shoen each as grantors, respectively.  David Holmes has an address of 4040 S Westpoint Rd., Reno, Nevada 89509.  David Holmes is the successor trustee to Dunham Trust Company (“Dunham”), the former Trustee of the aforementioned Irrevocable “C” Trusts.

During the past five years, to the best of the knowledge of the Reporting Persons as of the date of this Statement, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

This Statement is filed as Amendment No. 3 to the Reporting Persons’ original Schedule 13D, which was filed with the Commission on July 13, 2006 and was amended by Amendment No. 1 on March 9, 2007 and was amended by Amendment No. 2 on June 26, 2009.  This Statement may be required because of a change in trustees with respect to the Irrevocable “C” Trusts dated December 20, 1982.  No purchases have been made with respect to the Common Stock in connection with the transaction reported in this Amendment No. 3 to the Original Schedule 13D.

Item 4. Purpose of Transaction.

On or about March 4, 2013, David Holmes replaced Dunham as the trustee of the three separate Irrevocable “C” Trusts, each dated December 20, 1982, with Edward J. Shoen, Mark V. Shoen and James P. Shoen each as grantors, respectively.  On March 4, 2013, David Holmes became a signatory to the stockholder agreement (the “Stockholder Agreement”) that was entered into by the other Reporting Persons on June 30, 2006.  The Stockholder Agreement provides that the Reporting Persons agree to vote as one block in furtherance of their interests.  The Stockholder Agreement resulted in the Reporting Persons having collective voting power with respect to 55.6% of the Common Stock.  The Reporting Persons continue to believe that the Stockholder Agreement will advance corporate stability and facilitate the evaluation of strategies designed to maximize the value and liquidity of the Company’s securities.  The Stockholder Agreement had an initial term that expired on July 1, 2007, but automatically renews on an annual basis unless any of the Reporting Persons provides notice by June 1ST of a given year of an intent to withdraw from the Stockholder Agreement.  No such notice has been provided to date.

Item 5. Interest in Securities of Issuer.

As discussed in Item 4 above, the Reporting Persons have agreed to aggregate their voting power pursuant to the Stockholder Agreement.  As a result of the Stockholder Agreement, each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Securities Exchange Act, as amended) of, and shared power to vote or direct the vote of 10,897,311 shares of Common Stock, which represents 55.6% of the outstanding shares thereof.  Each Reporting Person executed an irrevocable proxy in connection with the Stockholder Agreement and appointed James P. Shoen as proxy in order to carry out the terms of the Stockholder Agreement.  Per the terms of the Stockholder Agreement, shares of Common Stock acquired by or issued to any party to the Stockholder Agreement shall be subject to the terms of the Stockholder Agreement.

While the Reporting Persons share voting power, each Reporting Person retains the sole dispositive power with respect to the shares beneficially owned by such Reporting Person.

Edward J. Shoen beneficially owns 3,458,373 shares of Common Stock and retains sole dispositive power over such shares.  Such shares constitute approximately 17.6% of the outstanding Common Stock.

Mark V. Shoen beneficially owns 3,813,561 shares of Common Stock and retains sole dispositive power over such shares. Such shares constitute approximately 19.5% of the outstanding Common Stock.

James P. Shoen beneficially owns 1,866,654 shares of Common Stock and retains sole dispositive power over such shares.  Such shares constitute approximately 9.5% of the outstanding Common Stock.

Rosemarie T. Donovan, as Trustee of the Shoen Irrevocable Trusts dated November 2, 1998, retains sole dispositive power over 334,250 shares of Common Stock.  Such shares constitute approximately 1.7% of the Company’s outstanding Common Stock.

David Holmes, as Trustee of the Irrevocable “C” Trusts dated December 20, 1982, retains sole dispositive power over 1,424,473 shares of the Company’s Common Stock.  Such shares constitute approximately 7.3% of the outstanding Common Stock.

There have been no transactions by Reporting Persons in the Company’s Common Stock during the past sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As discussed in Item 4 above, the Reporting Persons entered into the Stockholder Agreement, pursuant to which each party agreed to (i) vote as one block consistent with the terms of the Stockholder Agreement and (ii) grant an irrevocable proxy to James P. Shoen to vote each Reporting Person’s share pursuant to the terms set forth in the Stockholder Agreement.

Item 7. Material to be Filed as Exhibits.

The following documents are included as exhibits to this Statement:

99.1Joint Filing Agreement dated April 29, 2013.

99.2Counterpart Signature Page to Stockholders’ Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: April 29, 2013	/s/ Edward J. Shoen
Edward J. Shoen, individually and as trustee of the MVS 028 Trust
Dated: April 29, 2013	/s/ Mark V. Shoen
Mark V. Shoen, individually, as trustee of the EJS 028 Trust, and as President of Blackwater Investments, Inc.
Dated: April 29, 2013	/s/ James P. Shoen
James P. Shoen, individually and as General Partner of JPS Partners LTD
Dated: April 29, 2013	/s/ Rosemarie T. Donovan
Rosemarie T. Donovan, as Trustee
Dated: April 29, 2013	/s/ David L. Holmes
David L. Holmes, as Trustee